FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Lumina Copper Corp.

(Translation of registrant’s name into English)

1550-625 Howe Street, Vancouver, B.C.  V6C 2T6  Canada

(Address of principal executive officer)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X                    Form 40-F  ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ________

No: :        X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant  has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUMINA COPPER CORP.

“Robert Pirooz”

Dated:

Dec.18, 2003

By:  ______________________________

Name:

Robert Pirooz

Title:

Vice President

TSX-V:  LUM

“DECEMBER-18-2003”	NR:03-16

LUMINA APPOINTS DIRECTOR

Lumina Copper is pleased to announce that, effective December 15, 2003, it has appointed Mr. John H. Wright as a director of the Company to replace Mr. Aly Alibhai.  Mr. Wright is a metallurgical engineer who was President and COO of a major international precious metals mining company from 1994 until he retired in 2003.

The Company has granted options to Mr. Wright to purchase up to a total of 50,000 common shares in the capital of the Company.  The options are exercisable at a price of $4.00 per share and will vest over a two year period.

- END -

Lumina Copper Corp is engaged in acquisition, exploration and development of copper resources in both North and South America

LUMINA COPPER CORP	For further information contact:
David Strang, VP Corporate Relations
Signed: “Anthony Floyd”	dstrang@luminacopper.com
tel: + 604 687 0407
Anthony Floyd, President	fax: + 604 687 7041

1550 - 625 HOWE STREET      VANCOUVER     BC     CANADA      V6C 2T6

info@luminacopper.com      www.luminacopper.com     T: 604 687 0407    F: 604 687 7041